FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January, 2014

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

São Paulo, Brazil, January 13, 2014 - O GPA [BM&FBOVESPA: PCAR4 (PN); NYSE: CBD] and Via Varejo S.A. [BM&FBOVESPA: VVAR11 (Unit)] announce their sales performance for the 4th quarter of 2013.

	Gross Sales						Net Sales
(R$ million)	4Q13	4Q12	Δ	2013	2012	Δ	4Q13	4Q12	Δ	2013	2012	Δ
GPA Consolidated (ex-real estate projects)	18,782	16,342	14.9%	64,405	57,081	12.8%	16,887	14,530	16.2%	57,730	50,772	13.7%
GPA Food (ex-real estate projects)	10,045	8,751	14.8%	34,625	30,944	11.9%	9,240	7,887	17.2%	31,688	27,926	13.5%
Retail	7,954	7,209	10.3%	27,812	25,864	7.5%	7,302	6,480	12.7%	25,414	23,286	9.1%
Self-service Wholesale	2,091	1,542	35.6%	6,814	5,080	34.1%	1,938	1,407	37.7%	6,273	4,639	35.2%
Nova Pontocom	1,593	1,178	35.3%	4,816	3,750	28.4%	1,415	1,067	32.6%	4,297	3,409	26.1%
Via Varejo	7,144	6,413	11.4%	24,963	22,387	11.5%	6,232	5,576	11.8%	21,746	19,438	11.9%
Real Estate Projects	-	54	-	-	153	-	-	54	-	-	153	-

Gross 'Same-Store' Sales
	4Q13	2013
GPA Consolidated	10.8%	9.0%
By category
Food	9.8%	8.1%
Non-Food	11.5%	9.6%
By business
GPA Food	8.8%	6.6%
Nova Pontocom	35.3%	28.4%
Via Varejo	9.0%	9.0%
(1) Includes non-food categories of Hypermarkets, Nova Pontocom and Via Varejo.

Sales Performance - Consolidated

Gross sales revenue in 4Q13 totaled R$ 18.8 billion, up 14.9%, thanks to the strong 10.8% growth in ‘same-store’ sales, continuing the solid performance of the previous quarter, and the accelerated growth across all Group businesses in comparison with 4Q12, as detailed below:

✓ Food category: growth of 9.8%, driven by the strong growth across all Food Retail categories in comparison with 3Q13, notably beverages, and the extension of the Black Friday campaign to the food segment in 2013, in addition to the anniversary promotions that benefited Assaí during the period. This increase of about 400 basis points over inflation (as measured by the IPCA index) represents accelerated growth in relation to the initial months of the year.

✓ Non-food category: growth of 11.5%, driven by technology products – mobile phones, video and computers – in all the formats, fueled by Black Friday sales. 4Q13 was the best quarter of the year for non-food products in hypermarkets, with sales recovering during the course of 2013.

Gross sales revenue totaled R$ 64.4 billion in 2013, fueled by ‘same-store’ sales, which grew 9.0%, 300 basis points above inflation (IPCA), closing the year with excellent performance and growth in all the businesses. The Company ended 2013 with 128 new stores, of which 87 were GPA Food stores and 41 were Via Varejo stores. In 4Q13, 50 new stores were opened.

GPA Food Highlights

✓ Gross sales revenue increased 14.8% in 4Q13, fueled by the sharp growth across all Food Retail banners, highlight to Minimercado Extra banner that continued posting ‘same-store’ sales growth above GPA Food average, and in Assaí, which continued to register faster growth pace (35.6%). ‘Same-store’ growth was 8.8%. A total of 24 stores were opened in the period: 12 Minimercado, 6 Assaí, 4 Extra Super and 2 Pão de Açúcar.

✓ After opening 8 stores in 9M13, Assaí opened 6 more in 4Q13, focusing in states where it already has a presence in order to increase volume scale and strengthen its position regarding its direct competitors. In the past 12 months, 14 stores were opened, of which 8 new stores in 5 new states, whose results continue to surpass expectations.

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✓ In Retail, the growth had fastened its pace quarter by quarter across all banners, reaching 10.3% in 4Q13, due to the implementation of the commercial competitiveness strategy in the first half of 2013, driven by an assertive communication in stores and media. This strategy already reflects higher customer traffic in stores, increase in average ticket and market share gains, especially in the Hypermarkets.

✓ The Retail sales in 4Q13 were also benefited from the excellent performance of the Black Friday campaign, which was extended to the food categories, notably driven by the perishable and beverages products. Non-food items growth in the Hypermarkets were also boosted by Black Friday, with sales recovering during another quarter, driven by electronics and home appliances, which posted the highest growth of the year, especially in the mobile phone and video lines.

Nova Pontocom Highlights

✓ Gross sales revenue grew 35.3% in 4Q13, reflecting the strategy of adjustments in the pricing policy in 2013, which improved the competitiveness. The customer’s traffic increased during one more quarter, accompanied by an improvement in the conversion rate. It is worth highlighting the significant impact of Black Friday, which registered record sales in the calendar of Nova Pontocom.

✓ In 2013, Nova Pontocom outperformed market growth, with signalization of market share gains. This was the result of accelerated growth throughout the year, especially as of 3Q13 with the consolidation of the gains in efficiency, strategic investments and improvements in service levels.

Via Varejo Highlights

✓ Gross sales revenue totaled R$ 7.1 billion in 4Q13, with ‘same-store’ sales growth of 9.0% and total-store sales growing 11.4%, maintaining the growth pace of the previous quarters. Twenty-six new stores were opened in the quarter, of which 24 were Casas Bahia stores and 2 were Pontofrio stores.

✓ The 4Q13 highlights were the Black Friday campaign for Ponto Frio and Casas Bahia, which registered record sales for the Company on a single day and made both banners a reference for consumers on this date, as well as the Christmas and Children’s Day campaigns, which also contributed to the results. The mobile phone category and technology-related products deserve special mention, maintaining the trend of the previous quarters and confirming the continuation of the technology consumption cycle in the country.

CONTACTS

Media Relations - GPA
Phone: +55 (11) 3886-3666
imprensa@grupopaodeacucar.com.br
Media Relations – Via Varejo
Phone: +55 (11) 4225-9228
imprensa@viavarejo.com.br
Social Media News Room
http://imprensa.grupopaodeacucar.com.br/category/gpa/
Twitter - Press
@imprensagpa

Investor Relations

GPA
Phone: +55 (11) 3886-0421
Fax: +55 (11) 3884-2677
gpa.ri@grupopaodeacucar.com.br
www.gpari.com.br

Via Varejo
Phone: +55 (11) 4225-9516
Fax: +55 (11) 4225-9596
ri@viavarejo.com.br
www.viavarejo.com.br/ri

Casa do Cliente – Customer Service Pão de Açúcar: 0800-7732732 / Extra: 0800-115060 Ponto Frio: (11) 4002-3388 / Casas Bahia: (11) 3003-8889

The information presented is preliminary, unaudited and subject to review. It is based on consolidated figures and denominated in Reais, in accordance with Brazilian Corporate Law.

The change and growth calculations are based on the same period in the previous year, except where otherwise indicated.

The basis for calculating ‘same-store’ sales is defined by the sales registered in stores that have been operating for at least 12 consecutive months and have not been closed for seven consecutive days or more in this period. Acquisitions are not included in the ‘same-store’ calculation basis in the first 12 months of operation.

GPA adopts the IPCA consumer price index as its benchmark inflation index, which is also used by the Brazilian Supermarkets Association (ABRAS), since it more accurately reflects the mix of products and brands sold by the Company. IPCA in the 12 months ended December 2013 was 5.91%.

About GPA and Via Varejo: GPA is Brazil’s largest retailer, with a distribution network comprising approximately 1,800 points of sale and electronic channels. The Group’s multiformat structure consists of the GPA Food and Via Varejo operations. GPA Food’s operations comprise supermarkets (Pão de Açúcar and Extra Supermercado), hypermarkets (Extra), neighborhood convenience stores (Minimercado Extra), cash-and-carry stores (Assaí), gas stations and drugstores. GPA Food’s business is divided into Food and Non-Food (electronics/home appliances, clothing, general merchandise, drugstore and gas station). Via Varejo’s operations consist of bricks-and-mortar stores selling electronics/home appliances (Ponto Frio and Casas Bahia) and online stores (Nova Pontocom: Extra.com.br, PontoFrio.com.br, Casasbahia.com.br). Founded in 1948 in São Paulo, the Group is present in 20 of the 27 Brazilian states, which jointly account for 94.1% of the country’s GDP.

Disclaimer: Statements contained in this release relating to the business outlook of the Group, projections of operating and financial results, growth potential of the Group and market and macroeconomic estimates, constitute mere forecasts and were based on beliefs, intentions and expectations of Management in relation to the future of the Company. These expectations are highly dependent on changes in the market, on Brazil’s general economic performance, on the industry and on international markets, and are therefore subject to change.

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SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: January 13, 2014	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Chief Executive Officer
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.